03010113

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

CWABS, INC.
(Exact Name of Registrant as Specified in Charter)

0001021913
(Registrant CIK Number)

Form 8-K for February 19, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-37539
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on this February 19th, 2003.

CWABS, INC.

By: [signature]
Name: Celia Coulter
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION.

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2003-1

ABS New Transaction

Computational Materials

$1,160,000,000
(Approximate)

CWABS, Inc.
Depositor

ASSET-BACKED CERTIFICATES, SERIES 2003-1

FANNIE MAE GRANTOR TRUST 2003-T3

Countrywide
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement or other final offering document relating to the Fannie Mae T3 Certificates and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a Statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the CWABS publicly offered securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to such securities has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement, or other final offering document relating to the Fannie Mae T3 Certificates, relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement, or other final offering document relating to the Fannie Mae T3 Certificates, may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet *Date Prepared: February 19, 2003*

$1,160,000,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2003-1
Fannie Mae Grantor Trust 2003-T3

Class [1,2,3]	Principal Amount	WAL Call/Mat [4]	Payment Window (Mos) Call/Mat [4]	Expected Ratings (S&P/Moody's) [5]	Last Scheduled Distribution Date	Certificate Type
1-A T3 [6]	436,820,000	2.27 / 2.41	1-88 / 1-170	FNMA Guaranteed	June 2033	Floating Rate Senior
2-A-1 T3 [6]	127,907,000	1.00 / 1.00	1-22 / 1-22	FNMA Guaranteed	October 2021	Floating Rate Senior
2-A-2 T3 [6]	25,368,000	2.00 / 2.00	22-27 / 22-27	FNMA Guaranteed	December 2023	Fixed Rate Sequential
2-A-3 T3 [6]	79,516,000	3.00 / 3.00	27-49 / 27-49	FNMA Guaranteed	November 2029	Fixed Rate Sequential
2-A-4 T3 [6]	37,066,000	5.00 / 5.00	49-75 / 49-75	FNMA Guaranteed	November 2031	Fixed Rate Sequential
2-A-5 T3 [6]	35,992,000	7.18 / 10.63	75-88 / 75-223	FNMA Guaranteed	July 2033	Fixed Rate Sequential
2-A-6 T3 [6]	38,231,000	6.17 / 6.60	39-88 / 39-221	FNMA Guaranteed	May 2033	Fixed Rate Lockout
3-A	180,100,000	2.37 / 2.53	1-88 / 1-179	AAA/Aaa	June 2033	Floating Rate Senior
4-A	83,000,000	3.17 / 3.57	1-88 / 1-220	AAA/Aaa	July 2033	Fixed Rate Senior
M-1	46,400,000	4.92 / 5.38	38-88 / 38-145	AA/Aa2	April 2033	Floating Rate Mezzanine
M-2	37,700,000	4.90 / 5.24	37-88 / 37-128	A/A2	February 2033	Floating Rate Mezzanine
B	31,900,000	4.74 / 4.80	37-88 / 37-105	BBB+/Baa2	September 2032	Floating Rate Subordinate
C				Not Offered		
P				Not Offered		
Total:	1,160,000,000					

(1) The Class 1-A T3 Certificates are backed primarily by the cashflows from the Group 1 Mortgage Loans, the Class 2-A-1 T3, 2-A-2 T3, 2-A-3 T3, 2-A-4 T3, 2-A-5 T3 and 2-A-6 T3 Certificates (collectively, the "2-A T3 Certificates") are backed primarily by the cashflows from the Group 2 Mortgage Loans, the Class 3-A Certificates are backed primarily by the cashflows from the Group 3 Mortgage Loans and the Class 4-A Certificates (together, with the Class 1-A T3 Certificates, the 2-A T3 Certificates and the Class 3-A Certificates, the "Senior Certificates") are backed primarily by the cashflows from the Group 4 Mortgage Loans. Under certain conditions relating to shortfalls, as described under "Priority of Distributions," cashflows from one Group may be used to make certain payments to the Senior Certificates related to the other Groups. The Class M-1, Class M-2 and Class B Certificates are backed by the cashflows from all of the Mortgage Loans.

(2) The margins on the Class 1-A T3 and Class 3-A Certificates double and the respective margins on the Class M-1, Class M-2 and Class B Certificates are equal to 1.5x the related original margin after the Clean-up Call date. The fixed rate coupon on the Class 2-A-5 T3, 2-A-6 T3 and Class 4-A Certificates increases by 0.50% after the Clean-up Call date.

(3) The principal balance of each Class of Certificates is subject to a 10% variance.

(4) See "Pricing Prepayment Speed" below.

(5) Rating Agency Contacts: Kanica Bansul, Standard & Poors., 212.438.1292; Candice Nonas, Moodys Investor Service, Inc., 212.553.4087.

(6) Fannie Mae Grantor Trust 2003-T3 will issue Class 1-A, Class 2-A-1, Class 2-A-2, Class 2-A-3, Class 2-A-4, Class 2-A-5 and Class 2-A-6 Certificates, which will be entitled to all cashflows relating to the CWABS 2003-1 Class 1-A, Class 2-A-1, Class 2-A-2, Class 2-A-3, Class 2-A-4, Class 2-A-5 and 2-A-6 Certificates (which are not being offered hereby) and the benefits of the Fannie Mae guaranty with respect thereto. Fannie Mae will guaranty payment of the 2003-T3 Certificates.

Trust:	Asset-Backed Certificates, Series 2003-1 and Fannie Mae Grantor Trust 2003-T3.
Guarantor:	Fannie Mae.
Depositor:	CWABS, Inc.
Seller:	Countrywide Home Loans, Inc (***"Countrywide"***).
Master Servicer:	Countrywide Home Loans Servicing LP.
Underwriters:	Countrywide Securities Corporation (Lead Manager), Bear Stearns & Co., Inc. (Co-Manager).
Trustee/Custodian:	The Bank of New York, a New York Banking Corporation.

Offered Certificates:	The (i) Fannie Mae Grantor Trust 2003-T3 ***"Class 1-A T3 Certificates"***, (ii) the Fannie Mae Grantor Trust 2003-T3 Class 2A T3 Certificates (together with the Class 1A T3 Certificates, the ***"T3 Certificates"***), (iii) Class 3-A Certificates, (iv) Class 4-A Certificates and (v) Class M-1, Class M-2 and Class B Certificates (collectively, the "***Subordinate Certificates***"). The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates.***"
Non-Offered Certificates:	The "***Non-Offered Certificates***" consist of the Class C, Class P, Class 1-A and 2-A Certificates. The Class 1-A and Class 2-A Certificates of the CWABS 2003-1 Trust will be deposited into the Fannie Mae Grantor Trust 2003-T3.
Federal Tax Status:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Sample Pool Calculation Date:	February 1, 2003.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of February 1, 2003, or the origination date of such Mortgage Loan.
Expected Pricing Date:	February [21], 2003.
Expected Closing Date:	February [28], 2003.
Expected *Settlement Date:*	February [28], 2003.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in March 2003.
Accrued Interest:	The price to be paid by investors for the Class 1-A T3, Class C-A and Subordinate Certificates will not include accrued interest (i.e., settling flat). The price to be paid by investors for the Class 2-A T3 Certificates (other than the Class 2A-1 T3 Certificates) and Class 4A Certificates will include accrued interest from February 1, 2003 up to, but not including, the Settlement Date.
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Class 1-A T3, Class 2-A-1 T3, Class 3-A and Subordinate Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis). The ***"Interest Accrual Period"*** for each Distribution Date with respect to the Class 2A T3 Certificates (other than the Class 2A-1 T3 Certificates) and Class 4-A Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Offered Certificates (other than the T3 Certificates) are not expected to constitute "mortgage related securities" and will not be legal investments for purposes of SMMEA. Because the T3 Certificates will have a guarantee by Fannie Mae, they are expected to be legal investments for purposes of SMMEA (subject to certain state limitations).

Optional Termination:	The terms of the transaction allow for a clean-up call by the Master Servicer (the *"Clean-up Call"*) which, subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (a) the aggregate principal balance as of the Cut-off Date of the Mortgage Loans included in the pool on Closing Date.
Pricing Prepayment Speed:	The Certificates were priced based on the following collateral prepayment assumptions: 23% HEP for the Fixed Rate Mortgage Loans (i.e., prepayments start at 2.3% in month one, and increase 2.3% each month to 23% CPR in month ten, and remain at 23% CPR thereafter) and 30% CPR for the Adjustable Rate Mortgage Loans.
Mortgage Loans:	The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans as of the Sample Pool Calculation Date (the *"Sample Pool"*). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the *"Closing Date Pool"*). The characteristics of the Closing Date Pool may vary from the characteristics of the Sample Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information. As of the Sample Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $1,159,997,785 of which: (i) approximately $485,351,776 were adjustable rate conforming balance Mortgage Loans made to credit blemished borrowers (the *"Group 1 Mortgage Loans"*), (ii) approximately $382,311,776 were fixed rate conforming balance Mortgage Loans made to credit blemished borrowers (the *"Group 2 Mortgage Loans"*), (iii) approximately $180,165,411 and $19,947,347, respectively, were adjustable and fixed rate Mortgage Loans made to credit blemished borrowers (the *"Group 3 Mortgage Loans"*) and (iv) approximately $92,221,476 were fixed rate Mortgage Loans made to credit blemished borrowers (the *"Group 4 Mortgage Loans"* and, together with the Group 1 Mortgage Loans, Group 2 Mortgage Loans and Group 3 Mortgage Loans, the *"Mortgage Loans"* and the aggregate of the fixed rate mortgage loans or the adjustable rate mortgage loans, respectively, the *"Fixed Rate Mortgage Loans"* and the *"Adjustable Rate Mortgage Loans"*).
Pass-Through Rate:	The Pass-Through Rate for each class of adjustable rate Certificates will be equal to the lesser of (a) one-month LIBOR plus the margin for such Class, and (b) the related Net Rate Cap. The Pass-Through Rate on each Class of fixed rate Certificates will be equal to the lesser of (a) the fixed rate for such Class and (b) the related Net Rate Cap.
Adjusted Net Mortgage Rate:	The *"Adjusted Net Mortgage Rate"* for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate, (b) the trustee fee rate and (c) with respect to only those loans covered under the MI Policy as described below, the MI premium rate (such sum, the *"Expense Fee Rate"*).
Net Rate Cap:	The *"Net Rate Cap"* is generally, subject to certain exceptions described in the prospectus supplement, equal to (i) with respect to the Class 1-A T3 Certificates, the excess of (a) the weighted average Adjusted Net Mortgage Rate of the Loan Group 1 Mortgage Loans over (b) the Group 1 Fannie Mae guaranty fee rate, (ii) with respect to the 2-A T3 Certificates, the excess of (a) the weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans (in the case of the Class 2-A-1 T3 Certificates, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis) over (b) the Group 2 Fannie Mae guaranty fee rate, (iii) with respect to the Group 3-A Certificates, the weighted average Adjusted Net Mortgage Rate of the Group 3 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis), (iv) with respect to the Group 4-A Certificates, the weighted average Adjusted Net Mortgage Rate of the Group 4 Mortgage Loans and

(v) with respect to the Subordinate Certificates, the weighted average of the Net Rate Caps of the Senior Certificates, in each case, weighted on the basis of the excess of the principal balance of the Group 1, Group 2, Group 3 and Group 4 Mortgage Loans over the aggregate principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover: For any Class of Offered Certificates, on any Distribution Date on which the Pass-Through Rate for such class is limited by the related Net Rate Cap, the Net Rate Carryover will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the Pass-Through Rate had not been so limited (up to the related maximum rate cap) over (ii) the amount of interest accrued based on the related Net Rate Cap, and (b) the aggregate of any such shortfalls from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the related Net Rate Cap, up to the related maximum rate cap, if applicable). Net Rate Carryover will be paid to the extent available from Excess Cashflow relating to the applicable Loan Group (or Loan Groups) as described under *"Certificates Priority of Distributions"* below and, as it relates to the Subordinate Net Rate Carryover only, from proceeds received on the Cap Contract.

Cap Contract: The Trust will include a one-month LIBOR cap contract for the benefit of the Subordinate Certificates (the ***"Subordinate Cap Contract"***). On the Closing Date, the notional amount of the Cap Contract will equal approximately $49,448,060, and will thereafter amortize down pursuant to an amortization schedule. The one-month LIBOR strike on the Cap Contract will be 5.00% per annum. Payments received on the Cap Contract with respect to a Distribution Date will be available to pay the holders of the Subordinate Certificates any Net Rate Carryover on such Distribution Date on a pro rata basis (on the basis of the related Net Rate Carryover for each such class). Any amounts received on the Cap Contract on a Distribution Date that are not used to pay the Net Rate Carryover will be distributed to the Seller and will not be available for payments on the Certificates thereafter.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1) Mortgage Insurance
2) Excess Cashflow
3) Overcollateralization
4) Subordination and
5) In the case of the Class 1-A T3 and 2-A T3 Certificates only, a Fannie Mae Guaranty

Class	S&P/ Moody's	Subordination (after initial target is reached)
1-A T3	FNMA Guaranteed	11.10%
2-A T3	FNMA Guaranteed	11.10%
3-A	AAA/Aaa	11.10%
4-A	AAA/Aaa	11.10%
M-1	AA/Aa2	7.10%
M-2	A/A2	3.85%
B	BBB+/Baa2	1.10%

Mortgage Insurance: As of the Sample Pool Calculation Date, approximately 45.30% of the Mortgage Loans are covered by a private mortgage insurance policy issued by either MGIC (the ***"MGIC Policy"***) or Triad (the ***"Triad Policy"***) (either the MGIC Policy or the Triad Policy, a ***"MI Policy"***). For each of these Mortgage Loans, the MI Policy provides insurance coverage, subject to certain carveouts, down to 60% of the value of the related mortgaged property on loans with original loan-to-value ratios above 80%.

Excess Cashflow:	*"Excess Cashflow"* for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Certificates Priority of Distributions."
Overcollateralization:	The credit enhancement provisions of the trust are, in part, intended to provide for the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, generally in the early months of the transaction. Accelerated amortization is achieved by applying certain Excess Cashflow collected on the collateral to the payment of principal on the Certificates, resulting in overcollateralization (*"O/C"*). By paying down the principal balance of the Certificates faster than the principal amortization of the Mortgage Loans, an overcollateralization amount equal to the excess of the aggregate principal balance of the Mortgage Loans over the principal balance of the Certificates is created. Excess Cashflow will be directed to build O/C until the Overcollateralization Target is reached. Upon this event the acceleration feature will generally cease unless necessary to restore the O/C to the required level.
Overcollateralization Target:	Prior to the Stepdown Date, 1.10% of the sum of the initial principal balance of the Mortgage Loans as of the Cut-off Date (the *"Initial Target"*). The O/C for the first Distribution Date will be zero. On or after the Stepdown Date, 2.20% of the principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor, per Loan Group, equal to 0.50% of the sum of the initial principal balance of the Mortgage Loans for each related Loan Group as of the Cut-off Date. Provided, however, that if certain Trigger Events (as will be established by the rating agencies) have occurred on the related Distribution Date, the O/C target will be equal to the Initial Target.
Stepdown Date:	The earlier to occur of: (i) the Distribution Date on which the aggregate principal balance of the Senior Certificates are reduced to zero; and (ii) the later to occur of: a. the Distribution Date in March 2006 b. the first Distribution Date on which the principal balance of the Senior Certificates is less than or equal to 22.20% of the principal balance of the Mortgage Loans for such Distribution Date.
Allocation of Losses:	Any realized losses from a Loan Group (after collections under the MI Policy) not covered by Excess Interest or O/C be allocated to the Subordinate Certificates in reverse order of their numerical Class designations, in each case, until the respective class principal balance of each Class of Subordinate Certificates have been reduced to zero.
Fannie Mae Guaranty:	Fannie Mae will guarantee that (i) required payments of interest on the Class 1-A T3 and 2-A T3 Certificates are distributed on time, and (ii) the ultimate payment of the principal balance of the Class 1-A T3 and 2-A T3 Certificates. The Fannie Mae guaranty will not cover any Net Rate Cap Carryover or any prepayment interest shortfall amounts for a Distribution Date in excess of compensating interest of up to one-half of the servicing fee payable to the Master Servicer.
Certificates Priority of Distributions:	Available funds from the Mortgage Loans will be distributed in the following order of priority: 1) Interest funds (from Loan Group 1 and Loan Group 2 interest funds only, first to pay the related Fannie Mae guaranty fee and any Guarantor reimbursements) sequentially, as follows: (a) from interest funds related to Loan Group 1, Loan Group 2, Loan Group 3 and Loan Group 4, respectively, current and unpaid interest concurrently to the Class 1-A T3, 2-A T3, Class 3-A and Class 4-A Certificates, respectively, then (b) from interest funds related to all of the Mortgage Loans, current interest sequentially to the Class M-1, Class M-2 and Class B Certificates; 2) Principal funds (from Loan Group 1 and Loan Group 2 principal funds, first to pay the related Fannie Mae guaranty fee and any Guarantor reimbursements) sequentially, as follows: (a) from principal funds related to Loan Group 1, Loan Group 2, Loan Group 3 and Loan Group 4,

respectively, to the Class 1-A T3, 2-A T3, Class 3-A and Class 4-A Certificates, respectively (in the case of the 2-A T3 Certificates in the manner and priority set forth under "2-A T3 Principal Distribution" below), then (b) from principal funds related to all of the Mortgage Loans, sequentially, to the Class M-1, Class M-2 Certificates and Class B Certificates, each as described under "Principal Paydown" below;

3) Excess Cashflow, from Loan Group 1 and Loan Group 2 only, to pay any unpaid Fannie Mae guaranty fee and any unpaid Guarantor reimbursements;
4) Principal to the Certificates to build O/C and subordination as described under "Overcollateralization Target" and "Principal Paydown," respectively,
5) Any remaining Excess Cashflow to pay any unpaid interest and then to pay any unpaid realized loss amounts, sequentially, to the Class M-1, Class M-2 and Class B Certificates;
6) Any remaining Excess Cashflow to the affected Class(es) of certificates, the Net Rate Carryover for such Certificates;
7) To the Class C Certificates, any remaining amount.

** As described in the prospectus supplement, principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.*

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event (which shall be established with the rating agencies and described in the Prospectus Supplement) is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially in the following order of priority: from all principal collections, to the Class M-1, Class M-2 Certificates and the Class B-1 Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, one or more Classes of Senior Certificates are retired prior to the other Senior Certificates, 100% the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement). Generally, the Class 1-A T3 and 2-A T3 Certificates will only receive principal related to the Group 1 and Group 2 Mortgage Loans, respectively, however, under certain delinquency, prepayment and loss scenarios (as more fully described in the prospectus supplement), principal from the Group 3 and Group 4 Mortgage Loans may be used to pay the Class 1-A T3 and 2-A T3 Certificates. To the extent there is a shortfall in Group 3 or Group 4 principal funds, Principal remaining from the Group 1 and Group 2 Mortgage Loans, after distributions to the Class 1-A T3 and 2-A T3 Certificates, can be used to pay the Class 3-A and 4-A Certificates.

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all Offered Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, to the Senior Certificates from principal collections on the Mortgage Loans in each Loan Group to the related Senior Certificates, such that the sum of the unpaid principal balance of the Class 1-A T3, 2-A T3, Class 3-A and Class 4-A Certificates will have 22.20% Subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 14.20% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 7.70% Subordination and (iv) fourth, to the Class B Certificates such that the Class B Certificates will have 2.20% Subordination.

Provided, however, that if the Subordinate Certificates are paid to zero, principal will be paid from each Loan Group to the Senior Certificates as more fully described in the Prospectus Supplement (or other final offering document relating to the Fannie Mae 2003-T3 Certificates).

2-A T3
Principal Distribution:

Principal will be distributed to the 2-A T3 Certificates in the following order of priority:

1. To the Class 2-A-6 T3 Certificates, the Lockout Percentage of their pro rata share of principal as described below:

Month	Lockout Percentage
1 – 36	0%
37 – 60	45%
61 – 72	80%
73 – 84	100%
85 and after	300%

2. Sequentially to the 2-A T3 Certificates until their respective principal balances are reduced to zero.

[Discount Margin Tables, Yield Tables, Available Funds Schedules and Collateral Tables to Follow]

Discount Margin Tables (%)

Class 1-A T3 (To Call)

Margin 0.150%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	15	15	15	15	15
WAL (yr)	19.21	2.95	2.27	1.79	1.26
MDUR (yr)	16.44	2.86	2.22	1.76	1.25
First Prin Pay	Mar03	Mar03	Mar03	Mar03	Mar03
Last Prin Pay	Oct31	May12	Jun10	Feb09	Oct07

Class 1-A T3 (To Maturity)

Margin 0.150%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	15	16	16	16	16
WAL (yr)	19.27	3.13	2.41	1.90	1.33
MDUR (yr)	16.48	3.01	2.34	1.86	1.32
First Prin Pay	Mar03	Mar03	Mar03	Mar03	Mar03
Last Prin Pay	Dec32	Jan21	Apr17	Aug14	Dec11

Class 2-A-1 T3 (To Call)

Margin 0.100%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	10	10	10	10	10
WAL (yr)	10.22	1.18	1.00	0.88	0.75
MDUR (yr)	9.38	1.18	1.00	0.88	0.75
First Prin Pay	Mar03	Mar03	Mar03	Mar03	Mar03
Last Prin Pay	Apr21	May05	Dec04	Sep04	Jun04

Class 2-A-1 T3 (To Maturity)

Margin 0.100%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	10	10	10	10	10
WAL (yr)	10.22	1.18	1.00	0.88	0.75
MDUR (yr)	9.38	1.18	1.00	0.88	0.75
First Prin Pay	Mar03	Mar03	Mar03	Mar03	Mar03
Last Prin Pay	Apr21	May05	Dec04	Sep04	Jun04

Class 3-A (To Call)

Margin	0.34%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	34	34	34	34	34
WAL (yr)	19.15	3.05	2.37	1.88	1.35
MDUR (yr)	16.05	2.93	2.30	1.84	1.33
First Prin Pay	Mar03	Mar03	Mar03	Mar03	Mar03
Last Prin Pay	Oct31	May12	Jun10	Feb09	Oct07

Class 3-A (To Maturity)

Margin	0.34%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	34	36	36	36	36
WAL (yr)	19.20	3.26	2.53	2.01	1.44
MDUR (yr)	16.09	3.11	2.44	1.95	1.42
First Prin Pay	Mar03	Mar03	Mar03	Mar03	Mar03
Last Prin Pay	Dec32	Sep21	Jan18	May15	Jun12

Class M-1 (To Call)

Margin	0.850%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	85	85	85	85	85
WAL (yr)	26.09	6.06	4.92	4.29	3.92
MDUR (yr)	19.86	5.65	4.66	4.10	3.77
First Prin Pay	Oct24	Mar06	Apr06	Jun06	Aug06
Last Prin Pay	Oct31	May12	Jun10	Feb09	Oct07

Class M-1 (To Maturity)

Margin	0.850%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	85	88	88	88	88
WAL (yr)	26.20	6.62	5.38	4.67	4.21
MDUR (yr)	19.93	6.10	5.04	4.43	4.03
First Prin Pay	Oct24	Mar06	Apr06	Jun06	Aug06
Last Prin Pay	Oct32	Jan18	Mar15	Jan13	Oct10

Class M-2 (To Call)

Margin 1.800%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	180	180	180	180	180
WAL (yr)	26.09	6.06	4.90	4.22	3.72
MDUR (yr)	17.69	5.45	4.50	3.93	3.50
First Prin Pay	Oct24	Mar06	Mar06	Apr06	May06
Last Prin Pay	Oct31	May12	Jun10	Feb09	Oct07

Class M-2 (To Maturity)

Margin 1.800 %

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	180	185	185	185	184
WAL (yr)	26.19	6.48	5.24	4.50	3.93
MDUR (yr)	17.74	5.75	4.77	4.16	3.68
First Prin Pay	Oct24	Mar06	Mar06	Apr06	May06
Last Prin Pay	Aug32	Jun16	Oct13	Nov11	Nov09

Class B-1 (To Call)

Margin 3.250%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	325	325	325	325	325
WAL (yr)	25.99	5.87	4.74	4.06	3.51
MDUR (yr)	14.96	5.04	4.18	3.66	3.21
First Prin Pay	Oct24	Mar06	Mar06	Mar06	Mar06
Last Prin Pay	Oct31	May12	Jun10	Feb09	Oct07

Class B-1 (To Maturity)

Margin 3.250%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	325	327	327	327	327
WAL (yr)	26.01	5.95	4.80	4.11	3.55
MDUR (yr)	14.97	5.09	4.23	3.70	3.24
First Prin Pay	Oct24	Mar06	Mar06	Mar06	Mar06
Last Prin Pay	Mar32	Feb14	Nov11	Apr10	Aug08

Yield Tables (%)

Class 2-A-2 T3 (To Call)

Coupon 2.299%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	2.301	2.250	2.237	2.225	2.207
WAL (yr)	19.27	2.44	2.00	1.70	1.40
MDUR (yr)	15.40	2.35	1.93	1.65	1.37
First Prin Pay	Apr21	May05	Dec04	Sep04	Jun04
Last Prin Pay	Jun23	Oct05	May05	Jan05	Aug04

Class 2-A-2 T3 (To Maturity)

Margin 2.299%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	2.301	2.250	2.237	2.225	2.207
WAL (yr)	19.27	2.44	2.00	1.70	1.40
MDUR (yr)	15.40	2.35	1.93	1.65	1.37
First Prin Pay	Apr21	May05	Dec04	Sep04	Jun04
Last Prin Pay	Jun23	Oct05	May05	Jan05	Aug04

Class 2-A-3 T3 (To Call)

Coupon 2.895%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	2.902	2.861	2.850	2.837	2.819
WAL (yr)	23.48	3.71	3.00	2.48	1.98
MDUR (yr)	16.80	3.46	2.83	2.36	1.90
First Prin Pay	Jun23	Oct05	May05	Jan05	Aug04
Last Prin Pay	May29	May08	Mar07	Sep06	Aug05

Class 2-A-3 T3 (To Maturity)

Coupon 2.895%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	2.902	2.861	2.850	2.837	2.819
WAL (yr)	23.48	3.71	3.00	2.48	1.98
MDUR (yr)	16.80	3.46	2.83	2.36	1.90
First Prin Pay	Jun23	Oct05	May05	Jan05	Aug04
Last Prin Pay	May29	May08	Mar07	Sep06	Aug05

Class 2-A-4 T3 (To Call)

Coupon 3.953%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	3.971	3.945	3.931	3.920	3.897
WAL (yr)	27.29	6.84	5.00	4.05	2.94
MDUR (yr)	16.41	5.86	4.45	3.67	2.72
First Prin Pay	May29	May08	Mar07	Sep06	Aug05
Last Prin Pay	May31	May12	May09	Dec07	Feb07

Class 2-A-4 T3 (To Maturity)

Coupon 3.953%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	3.971	3.945	3.931	3.920	3.897
WAL (yr)	27.29	6.84	5.00	4.05	2.94
MDUR (yr)	16.41	5.86	4.45	3.67	2.72
First Prin Pay	May29	May08	Mar07	Sep06	Aug05
Last Prin Pay	May31	May12	May09	Dec07	Feb07

Class 2-A-5 T3 (To Call)

Coupon 4.899%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.929	4.908	4.899	4.888	4.873
WAL (yr)	28.61	9.24	7.18	5.74	4.46
MDUR (yr)	15.07	7.27	5.92	4.89	3.92
First Prin Pay	May31	May12	May09	Dec07	Feb07
Last Prin Pay	Oct31	May12	Jun10	Feb09	Oct07

Class 2-A-5 T3 (To Maturity)

Coupon 4.899%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.934	5.041	5.042	5.022	4.951
WAL (yr)	29.13	13.61	10.63	8.09	5.33
MDUR (yr)	15.20	9.59	7.96	6.39	4.52
First Prin Pay	May31	Aug12	May09	Dec07	Feb07
Last Prin Pay	Jan33	Jul25	Sep21	Sep18	Jun15

Class 2-A-6 T3 (To Call)

Coupon	4.156%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.167	4.148	4.144	4.139	4.130
WAL (yr)	14.01	6.77	6.17	5.44	4.56
MDUR (yr)	10.13	5.74	5.31	4.77	4.08
First Prin Pay	Mar06	Mar06	May06	Aug06	Jan07
Last Prin Pay	Oct31	May12	Jun10	Feb09	Oct07

Class 2-A-6 T3 (To Maturity)

Coupon	4.156%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.167	4.158	4.174	4.211	4.269
WAL (yr)	14.02	6.94	6.60	6.40	6.31
MDUR (yr)	10.13	5.85	5.61	5.47	5.40
First Prin Pay	Mar06	Mar06	May06	Aug06	Jan07
Last Prin Pay	Nov32	Apr25	Jul21	Jul18	Apr15

Class 4-A (To Call)

Coupon	3.671%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	3.681	3.634	3.621	3.607	3.585
WAL (yr)	17.61	3.91	3.17	2.65	2.11
MDUR (yr)	12.11	3.46	2.86	2.43	1.96
First Prin Pay	Mar03	Mar03	Mar03	Mar03	Mar03
Last Prin Pay	Oct31	May12	Jun10	Feb09	Oct07

Class 4-A (To Maturity)

Coupon	3.671%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	3.681	3.679	3.672	3.664	3.647
WAL (yr)	17.66	4.37	3.57	2.99	2.39
MDUR (yr)	12.13	3.76	3.14	2.68	2.19
First Prin Pay	Mar03	Mar03	Mar03	Mar03	Mar03
Last Prin Pay	Jan33	Apr25	Jun21	Jun18	Jun15

[Available Funds Schedules and Collateral Tables to Follow]

Class 1-A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.440	7.440
2	6.001	6.001
3	6.202	6.201
4	6.003	6.002
5	6.204	6.202
6	6.004	6.004
7	6.005	6.004
8	6.206	6.205
9	6.006	6.005
10	6.207	6.206
11	6.007	6.006
12	6.007	6.008
13	6.422	6.423
14	6.009	6.009
15	6.210	6.210
16	6.010	6.011
17	6.211	6.212
18	6.011	6.013
19	6.012	6.014
20	6.213	6.215
21	6.013	6.015
22	6.215	6.217
23	6.068	7.124
24	6.069	7.126
25	6.720	7.890
26	6.070	7.128
27	6.274	7.366
28	6.072	7.130
29	6.276	7.994
30	6.074	7.739
31	6.075	7.740
32	6.279	8.000
33	6.077	7.743
34	6.281	8.003
35	6.080	8.352
36	6.177	9.138
37	6.840	10.118
38	6.176	9.137
39	6.380	9.439
40	6.171	9.133
41	6.374	10.062
42	6.166	10.443
43	6.164	10.442
44	6.369	10.791
45	6.164	10.443
46	6.369	10.791
47	6.164	10.668
48	6.164	11.376
49	6.824	12.595
50	6.164	11.376
51	6.369	11.756
52	6.164	11.376
53	6.369	11.756
54	6.164	12.084
55	6.164	12.084
56	6.369	12.487
57	6.164	12.084
58	6.369	12.491
59	6.164	12.088
60	6.164	12.544
61	6.589	13.409
62	6.164	12.544
63	6.369	12.962
64	6.164	12.545
65	6.369	12.963
66	6.164	12.545
67	6.164	12.545
68	6.369	12.963
69	6.164	12.545
70	6.369	12.963
71	6.164	12.545
72	6.164	12.545
73	6.824	13.889
74	6.164	12.545
75	6.369	12.963
76	6.164	12.545
77	6.369	12.963
78	6.164	12.545
79	6.164	12.545
80	6.369	12.963
81	6.164	12.545
82	6.369	12.963
83	6.164	12.545
84	6.164	12.545
85	6.824	13.889
86	6.164	12.545
87	6.369	12.963
88	6.164	12.545

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.3400%, 6-Month LIBOR stays at 1.3400% and the collateral is run at the Pricing Prepayment Speed to call.

(3) Assumes that both 1-Month and 6-Month LIBOR instantaneously increase by 1000 basis points and the collateral is run at the Pricing Prepayment Speed to call.

Class 3-A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.084	7.084
2	5.714	5.714
3	5.905	5.905
4	5.715	5.715
5	5.907	5.907
6	5.717	5.723
7	5.717	5.723
8	5.908	5.914
9	5.718	5.724
10	5.909	5.915
11	5.719	5.724
12	5.719	5.731
13	6.114	6.126
14	5.719	5.731
15	5.910	5.922
16	5.720	5.732
17	5.911	5.923
18	5.720	5.738
19	5.721	5.738
20	5.911	5.930
21	5.721	5.739
22	5.912	5.930
23	5.841	6.746
24	5.841	6.751
25	6.467	7.474
26	5.842	6.750
27	6.036	6.975
28	5.842	6.749
29	6.037	7.527
30	5.842	7.290
31	5.842	7.289
32	6.037	7.531
33	5.843	7.287
34	6.037	7.529
35	5.843	7.818
36	6.036	8.506
37	6.683	9.415
38	6.036	8.501
39	6.237	8.782
40	6.036	8.496
41	6.237	9.326
42	6.036	9.602
43	6.036	9.599
44	6.237	9.915
45	6.035	9.592
46	6.236	9.908

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
47	6.035	9.792
48	6.035	10.364
49	6.682	11.470
50	6.035	10.355
51	6.236	10.696
52	6.035	10.346
53	6.236	10.686
54	6.034	10.909
55	6.034	10.904
56	6.235	11.261
57	6.034	10.893
58	6.235	11.250
59	6.034	10.882
60	6.033	11.222
61	6.449	11.990
62	6.033	11.210
63	6.234	11.578
64	6.033	11.199
65	6.234	11.566
66	6.033	11.187
67	6.032	11.181
68	6.233	11.547
69	6.032	11.168
70	6.233	11.534
71	6.032	11.156
72	6.032	11.150
73	6.678	12.338
74	6.031	11.138
75	6.232	11.503
76	6.031	11.125
77	6.232	11.490
78	6.031	11.113
79	6.030	11.107
80	6.231	11.470
81	6.030	11.094
82	6.231	11.457
83	6.030	11.081
84	6.029	11.075
85	6.675	12.254
86	6.029	11.062
87	6.230	11.424
88	6.028	11.049

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.3400%, 6-Month LIBOR stays at 1.3400% and the collateral is run at the Pricing Prepayment Speed to call.

(3) Assumes that both 1-Month and 6-Month LIBOR instantaneously increase by 1000 basis points and the collateral is run at the Pricing Prepayment Speed to call.

Subordinate Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.293	9.996
2	5.883	8.575
3	6.081	8.757
4	5.885	8.542
5	6.082	8.716
6	5.886	8.495
7	5.886	8.464
8	6.083	8.625
9	5.887	8.390
10	6.083	8.544
11	5.887	8.306
12	5.888	8.265
13	6.294	8.631
14	5.888	8.184
15	6.085	8.341
16	5.889	8.106
17	6.086	8.264
18	5.890	8.032
19	5.890	7.995
20	6.087	8.156
21	5.891	7.924
22	6.088	8.085
23	5.937	8.502
24	5.937	8.470
25	6.574	9.138
26	5.938	8.404
27	6.137	8.590
28	5.939	8.341
29	6.138	8.891
30	5.940	8.633
31	5.941	8.603
32	6.140	8.804
33	5.942	8.545
34	6.141	8.747
35	5.943	8.841
36	6.021	9.268
37	6.667	10.067
38	6.021	9.350
39	6.222	9.781
40	6.021	9.719
41	6.205	10.164
42	5.989	10.074
43	5.978	10.024
44	6.176	10.300
45	5.976	10.043
46	6.175	10.319

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
47	5.975	10.171
48	5.975	10.505
49	6.614	11.410
50	5.973	10.522
51	6.172	10.809
52	5.972	10.540
53	6.171	10.826
54	5.971	10.875
55	5.970	10.883
56	6.169	11.178
57	5.969	10.900
58	6.167	11.196
59	5.968	10.925
60	5.967	11.137
61	6.378	11.757
62	5.966	11.169
63	6.164	11.477
64	5.965	11.204
65	6.163	11.512
66	5.963	11.241
67	5.963	11.260
68	6.161	11.569
69	5.961	11.300
70	6.159	11.610
71	5.960	11.343
72	5.959	11.366
73	6.597	12.313
74	5.958	11.413
75	6.156	11.725
76	5.957	11.464
77	6.155	11.777
78	5.956	11.519
79	5.955	11.547
80	6.153	11.862
81	5.954	11.608
82	6.151	11.924
83	5.952	11.673
84	5.952	11.708
85	6.589	12.653
86	5.950	11.780
87	6.148	12.101
88	5.949	11.859

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.3400%, 6-Month LIBOR stays at 1.3400%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Cap Contract.

(3) Assumes that both 1-Month and 6-Month LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Cap Contract.

Aggregate
(Conforming/Non-Conforming ARM and Fixed $1,159,997,785)

Summary of Loans in Sample Calculation Pool
(As of Sample Pool Calculation Date)

		Range		
Total Number of Loans	6,847			
Total Outstanding Loan Balance	$1,159,997,785			
Average Loan Balance	$169,417	$9,976	to	$874,247
WA Mortgage Rate	7.581%	4.790%	to	16.625%
Net WAC	6.153%	2.761%	to	16.116%
ARM Characteristics				
WA Gross Margin	6.457%	1.500%	to	11.125%
WA Months to First Roll	29	4	to	58
WA First Periodic Cap	1.977%	1.000%	to	5.000%
WA Subsequent Periodic Cap	1.357%	0.125%	to	2.000%
WA Lifetime Cap	14.331%	10.750%	to	20.125%
WA Lifetime Floor	7.487%	4.000%	to	13.125%
WA Original Term (months)	352	60	to	360
WA Remaining Term (months)	351	58	to	360
WA LTV	78.99%			
WA FICO	615			
Percentage of Pool with Prepayment Penalties at Loan Orig	87.53%			
Percentage of Pool Secured by: 1st Liens	99.32%			
Percentage of Pool Secured by: 2nd Liens	0.68%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 45.42%	SFR: 80.05%	FULL DOC: 71.09%	RFCO: 69.94%	OOC: 97.96%	A: 66.86%	0: 12.47%
FL: 6.20%	PUD: 10.48%	STATED: 27.77%	PURCH: 21.93%	NOO: 1.84%	A-: 14.42%	6: 0.02%
MI: 3.47%	CONDO: 5.34%	SIMPLE: 1.15%	REFI: 8.13%	2ND: 0.19%	B: 9.90%	12: 3.12%
WA: 3.08%	2 FAM: 2.21%				C: 6.41%	13: 0.07%
NY: 3.02%	3 FAM: 0.62%				C-: 2.12%	24: 27.24%
					D: 0.29%	30: 0.06%
						34: 0.01%
						36: 33.83%
						48: 0.01%
						60: 23.16%

Aggregate
(Conforming/Non-Conforming ARM and Fixed $1,159,997,785)

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6MO LIBOR	6	$1,489,691	0.13
2/28 LIBOR	1,886	$332,905,332	28.70
3/27 LIBOR	1,905	$330,559,123	28.50
5/25 LIBOR	5	$563,042	0.05
FIXED 8YR	1	$52,297	0.00
FIXED 10YR	4	$181,341	0.02
FIXED 15YR - CC	28	$3,390,068	0.29
FIXED 15YR	204	$25,332,504	2.18
FIXED 20YR	23	$2,939,752	0.25
FIXED 25YR	2	$513,692	0.04
FIXED 30YR - CC	437	$75,566,531	6.51
FIXED 30YR	2,065	$369,024,300	31.81
FIXED 10YR - 2nd	11	$289,194	0.02
FIXED 15YR - 2nd	84	$2,686,645	0.23
FIXED 20YR - 2nd	4	$203,646	0.02
FIXED 30YR - 2nd	1	$74,733	0.01
FIX30/15 BAL	72	$9,569,510	0.82
FIX30/15 BAL - 2nd	108	$4,637,802	0.40
FIX30/5 BAL - 2nd	1	$18,580	0.00
	6,847	$1,159,997,785	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.01 to $25,000	67	$1,253,656	0.11
$ 25,000.01 to $50,000	237	$9,136,062	0.79
$ 50,000.01 to $75,000	733	$47,100,614	4.06
$ 75,000.01 to $100,000	807	$71,190,279	6.14
$100,000.01 to $150,000	1,620	$201,096,443	17.34
$150,000.01 to $200,000	1,385	$240,679,551	20.75
$200,000.01 to $250,000	782	$174,458,618	15.04
$250,000.01 to $300,000	506	$138,305,282	11.92
$300,000.01 to $350,000	274	$88,912,610	7.66
$350,000.01 to $400,000	212	$79,559,661	6.86
$400,000.01 to $450,000	88	$37,559,506	3.24
$450,000.01 to $500,000	88	$42,452,676	3.66
$500,000.01 to $550,000	20	$10,491,687	0.90
$550,000.01 to $600,000	12	$6,941,477	0.60

Aggregate
(Conforming/Non-Conforming ARM and Fixed $1,159,997,785)

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$600,000.01 to $650,000	7	$4,393,546	0.38
$650,000.01 to $700,000	5	$3,360,878	0.29
$700,000.01 to $750,000	2	$1,470,992	0.13
$750,000.01 to $800,000	1	$760,000	0.07
$850,000.01 to $900,000	1	$874,247	0.08
	6,847	$1,159,997,785	100.00

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
4.501 - 5.000	2	$397,227	0.03
5.001 - 5.500	27	$6,097,678	0.53
5.501 - 6.000	141	$32,058,302	2.76
6.001 - 6.500	466	$108,157,246	9.32
6.501 - 7.000	1,350	$282,271,106	24.33
7.001 - 7.500	1,154	$216,519,495	18.67
7.501 - 8.000	1,366	$231,422,658	19.95
8.001 - 8.500	730	$109,406,817	9.43
8.501 - 9.000	624	$85,496,926	7.37
9.001 - 9.500	310	$35,391,059	3.05
9.501 - 10.000	259	$26,159,385	2.26
10.001 - 10.500	116	$10,578,881	0.91
10.501 - 11.000	93	$6,586,695	0.57
11.001 - 11.500	56	$3,291,740	0.28
11.501 - 12.000	73	$3,191,132	0.28
12.001 - 12.500	29	$1,381,640	0.12
12.501 - 13.000	17	$561,921	0.05
13.001 - 13.500	5	$176,550	0.02
13.501 - 14.000	10	$323,328	0.03
14.001 - 14.500	9	$237,238	0.02
14.501 - 15.000	5	$173,540	0.01
15.001 - 15.500	3	$57,364	0.00
16.001 - 16.500	1	$28,111	0.00
16.501 - 17.000	1	$31,747	0.00
	6,847	$1,159,997,785	100.00

Aggregate
(Conforming/Non-Conforming ARM and Fixed $1,159,997,785)

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1 - 120	17	$541,413	0.05
121 - 180	496	$45,616,530	3.93
181 - 300	29	$3,657,091	0.32
301 - 360	6,305	$1,110,182,752	95.71
	6,847	$1,159,997,785	100.00

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	265	$35,074,051	3.02
50.01-55.00	120	$19,966,926	1.72
55.01-60.00	191	$32,010,173	2.76
60.01-65.00	297	$50,074,423	4.32
65.01-70.00	567	$98,303,966	8.47
70.01-75.00	798	$141,340,936	12.18
75.01-80.00	1,737	$302,239,176	26.06
80.01-85.00	876	$155,314,806	13.39
85.01-90.00	1,235	$219,708,610	18.94
90.01-95.00	411	$68,358,962	5.89
95.01-100.00	350	$37,605,756	3.24
	6,847	$1,159,997,785	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	49	$4,980,632	0.43
AK	2	$312,000	0.03
AZ	106	$13,439,661	1.16
AR	29	$2,706,490	0.23
CA	2,399	$526,892,675	45.42
CO	148	$25,711,747	2.22
CT	69	$11,196,326	0.97
DE	13	$2,010,100	0.17
DC	8	$1,506,000	0.13
FL	553	$71,881,909	6.20

Aggregate
(Conforming/Non-Conforming ARM and Fixed $1,159,997,785)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
GA	48	$8,662,798	0.75
HI	41	$9,866,309	0.85
ID	24	$3,670,402	0.32
IL	176	$28,936,528	2.49
IN	105	$9,523,937	0.82
IA	24	$1,706,115	0.15
KS	36	$4,582,843	0.40
KY	53	$5,628,420	0.49
LA	99	$11,251,863	0.97
ME	11	$1,392,797	0.12
MD	108	$18,519,228	1.60
MA	159	$31,408,021	2.71
MI	293	$40,249,399	3.47
MN	81	$13,661,678	1.18
MS	39	$4,573,778	0.39
MO	151	$17,873,710	1.54
MT	11	$1,380,191	0.12
NE	14	$1,219,783	0.11
NV	78	$10,939,087	0.94
NH	32	$5,468,645	0.47
NJ	130	$22,882,114	1.97
NM	22	$3,593,108	0.31
NY	176	$34,984,115	3.02
NC	70	$9,149,670	0.79
ND	1	$55,806	0.00
OH	181	$20,999,163	1.81
OK	41	$4,452,951	0.38
OR	113	$15,645,671	1.35
PA	113	$15,057,993	1.30
RI	20	$3,203,054	0.28
SC	54	$5,848,062	0.50
SD	3	$227,614	0.02
TN	148	$15,476,922	1.33
TX	271	$32,804,453	2.83
UT	100	$16,071,021	1.39
VT	5	$823,449	0.07
VA	149	$22,533,767	1.94
WA	206	$35,769,617	3.08
WV	10	$985,379	0.08
WI	67	$7,636,661	0.66

Aggregate
(Conforming/Non-Conforming ARM and Fixed $1,159,997,785)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
WY	8	$644,119	0.06
	6,847	$1,159,997,785	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
801 - 820	2	$644,486	0.06
781 - 800	17	$3,687,620	0.32
761 - 780	49	$9,231,596	0.80
741 - 760	45	$7,655,401	0.66
721 - 740	97	$17,237,710	1.49
701 - 720	146	$27,282,493	2.35
681 - 700	279	$53,074,456	4.58
661 - 680	439	$79,835,629	6.88
641 - 660	750	$127,108,234	10.96
621 - 640	1,026	$177,329,742	15.29
601 - 620	1,109	$196,842,777	16.97
581 - 600	971	$162,182,725	13.98
561 - 580	851	$138,200,202	11.91
541 - 560	548	$84,969,951	7.33
521 - 540	336	$50,052,738	4.31
501 - 520	167	$22,600,204	1.95
500 or Less	10	$1,382,235	0.12
NOT SCORED	5	$679,587	0.06
	6,847	$1,159,997,785	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFR	5,517	$928,564,336	80.05
PUD	635	$121,570,894	10.48
CONDO	400	$61,930,451	5.34
2 FAM	144	$25,611,098	2.21
3 FAM	32	$7,201,348	0.62
MANUF	78	$6,208,889	0.54

Aggregate
(Conforming/Non-Conforming ARM and Fixed $1,159,997,785)

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
4 FAM	25	$5,603,671	0.48
HI CONDO	15	$3,012,618	0.26
TOWN HM	1	$294,481	0.03
	6,847	$1,159,997,785	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	4,676	$811,252,746	69.94
PURCH	1,578	$254,436,209	21.93
REFI	593	$94,308,830	8.13
	6,847	$1,159,997,785	100.00

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	6,687	$1,136,364,762	97.96
NOO	146	$21,394,891	1.84
2ND HM	14	$2,238,132	0.19
	6,847	$1,159,997,785	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	5,112	$824,587,726	71.09
STATED	1,671	$322,116,503	27.77
SIMPLE	64	$13,293,556	1.15
	6,847	$1,159,997,785	100.00

Aggregate
(Conforming/Non-Conforming ARM and Fixed $1,159,997,785)

Gross Margin
(Excludes 3,045 Fixed Rate Mortgages)

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.001 - 2.000	2	$586,653	0.09
2.001 - 3.000	4	$1,086,008	0.16
3.001 - 4.000	4	$854,309	0.13
4.001 - 5.000	139	$28,299,156	4.25
5.001 - 6.000	1,158	$224,024,865	33.66
6.001 - 7.000	1,523	$268,155,689	40.29
7.001 - 8.000	722	$112,506,465	16.91
8.001 - 9.000	184	$23,038,812	3.46
9.001 - 10.000	51	$5,498,662	0.83
10.001 - 11.000	14	$1,388,270	0.21
11.001 - 12.000	1	$78,300	0.01
	3,802	$665,517,188	100.00

Next Rate Adjustment Date
(Excludes 3,045 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
06/03	1	$145,959	0.02
07/03	4	$1,256,387	0.19
08/03	1	$87,345	0.01
03/04	2	$428,078	0.06
04/04	1	$111,732	0.02
05/04	1	$111,152	0.02
06/04	3	$306,305	0.05
07/04	8	$1,040,099	0.16
08/04	16	$2,895,972	0.44
09/04	209	$28,975,916	4.35
10/04	105	$17,918,246	2.69
11/04	206	$36,690,675	5.51
12/04	347	$60,069,254	9.03
01/05	531	$100,356,371	15.08
02/05	439	$80,393,986	12.08
03/05	20	$3,692,525	0.55
07/05	1	$153,012	0.02
08/05	1	$100,506	0.02
09/05	11	$1,878,548	0.28
10/05	8	$1,348,307	0.20
11/05	143	$24,513,304	3.68

Aggregate
(Conforming/Non-Conforming ARM and Fixed $1,159,997,785)

Next Rate Adjustment Date
(Excludes 3,045 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
12/05	268	$42,731,924	6.42
01/06	286	$51,099,722	7.68
02/06	1,096	$193,709,707	29.11
03/06	89	$14,939,115	2.24
11/07	3	$453,107	0.07
12/07	2	$109,935	0.02
	3,802	$665,517,188	100.00

Range of Months to Roll
(Excludes 3,045 Fixed Rate Mortgages)

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0 - 6	6	$1,489,691	0.22
13 - 18	26	$3,826,918	0.58
19 - 24	1,862	$329,163,393	49.46
25 - 31	7	$1,314,647	0.20
32 - 37	1,896	$329,159,497	49.46
56 - 61	5	$563,042	0.08
	3,802	$665,517,188	100.00

Lifetime Rate Cap
(Excludes 3,045 Fixed Rate Mortgages)

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
10.501 - 11.000	3	$586,709	0.09
11.001 - 11.500	14	$2,434,383	0.37
11.501 - 12.000	49	$8,546,487	1.28
12.001 - 12.500	104	$21,195,885	3.18
12.501 - 13.000	227	$48,650,436	7.31
13.001 - 13.500	357	$78,791,098	11.84
13.501 - 14.000	675	$136,851,837	20.56
14.001 - 14.500	652	$118,549,315	17.81
14.501 - 15.000	615	$99,640,795	14.97
15.001 - 15.500	393	$59,523,654	8.94
15.501 - 16.000	327	$48,815,708	7.34

Aggregate
(Conforming/Non-Conforming ARM and Fixed $1,159,997,785)

Lifetime Rate Cap
(Excludes 3,045 Fixed Rate Mortgages)

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
16.001 - 16.500	162	$19,558,140	2.94
16.501 - 17.000	113	$12,503,460	1.88
17.000 - 17.500	56	$5,192,407	0.78
17.501 - 18.000	27	$2,560,087	0.38
18.001 - 18.500	13	$1,109,072	0.17
18.501 - 19.000	7	$499,844	0.08
19.001 - 19.500	4	$289,573	0.04
19.501 - 20.000	3	$161,148	0.02
20.001+	1	$57,150	0.01
	3,802	$665,517,188	100.00

Initial Periodic Rate Cap
(Excludes 3,045 Fixed Rate Mortgages)

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	58	$9,022,860	1.36
1.500	2,456	$442,181,975	66.44
2.000	11	$1,685,941	0.25
3.000	1,271	$211,657,280	31.80
5.000	6	$969,132	0.15
	3,802	$665,517,188	100.00

Subsequent Periodic Rate Cap
(Excludes 3,045 Fixed Rate Mortgages)

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0.125	1	$263,781	0.04
1.000	1,168	$189,568,150	28.48
1.500	2,632	$475,478,807	71.45
2.000	1	$206,449	0.03
	3,802	$665,517,188	100.00

Aggregate
(Conforming/Non-Conforming ARM and Fixed $1,159,997,785)

Lifetime Rate Floor
(Excludes 3,045 Fixed Rate Mortgages)

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	4	$629,305	0.09
5.001 - 6.000	227	$49,281,185	7.40
6.001 - 7.000	992	$212,289,862	31.90
7.001 - 8.000	1,348	$237,710,792	35.72
8.001 - 9.000	793	$118,508,785	17.81
9.001 - 10.000	308	$35,914,610	5.40
10.001 - 11.000	101	$9,015,217	1.35
11.001 - 12.000	20	$1,550,668	0.23
12.001 - 13.000	8	$559,615	0.08
13.001 - 14.000	1	$57,150	0.01
	3,802	$665,517,188	100.00

Group 1
(Conforming ARMs $485,351,776)

Summary of Loans in Sample Calculation Pool (As of Sample Pool Calculation Date)		Range		
Total Number of Loans	3,102			
Total Outstanding Loan Balance	$485,351,776			
Average Loan Balance	$156,464	$24,829	to	$432,919
WA Mortgage Rate	7.609%	4.790%	to	12.750%
Net WAC	6.308%	2.911%	to	12.241%
ARM Characteristics				
WA Gross Margin	6.422%	2.250%	to	8.500%
WA Months to First Roll	29	4	to	58
WA First Periodic Cap	1.961%	1.000%	to	5.000%
WA Subsequent Periodic Cap	1.362%	0.125%	to	2.000%
WA Lifetime Cap	14.358%	10.750%	to	19.750%
WA Lifetime Floor	7.506%	4.000%	to	12.750%
WA Original Term (months)	360	360	to	360
WA Remaining Term (months)	359	330	to	360
WA LTV	79.98%			
WA FICO	609			
Percentage of Pool with Prepayment Penalties at Loan Orig	89.38%			
Percentage of Pool Secured by: 1st Liens	100.00%			
Percentage of Pool Secured by: 2nd Liens	0.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 40.36%	SFR: 78.86%	FULL DOC: 68.35%	RFCO: 64.85%	OOC: 97.69%	A: 57.78%	0: 10.62%
FL: 5.62%	PUD: 10.22%	STATED: 30.33%	PURCH: 28.73%	NOO: 2.19%	A-: 16.63%	6: 0.06%
MI: 4.75%	CONDO: 7.07%	SIMPLE: 1.32%	REFI: 6.42%	2ND: 0.12%	B: 13.49%	12: 2.06%
IL: 3.70%	2 FAM: 2.35%				C: 8.60%	13: 0.16%
WA: 3.55%	4 FAM: 0.58%				C-: 3.13%	24: 42.85%
					D: 0.37%	30: 0.08%
						34: 0.02%
						36: 43.45%
						48: 0.03%
						60: 0.68%

Group 1
(Conforming ARMs $485,351,776)

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6MO LIBOR	3	$381,655	0.08
2/28 LIBOR	1,498	$241,019,177	49.66
3/27 LIBOR	1,596	$243,387,903	50.15
5/25 LIBOR	5	$563,042	0.12
	3,102	$485,351,776	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.01 to $25,000	1	$24,829	0.01
$ 25,000.01 to $50,000	35	$1,467,966	0.30
$ 50,000.01 to $75,000	326	$21,183,096	4.36
$ 75,000.01 to $100,000	382	$33,768,633	6.96
$100,000.01 to $150,000	843	$104,569,211	21.55
$150,000.01 to $200,000	735	$127,760,635	26.32
$200,000.01 to $250,000	408	$90,878,720	18.72
$250,000.01 to $300,000	287	$78,675,567	16.21
$300,000.01 to $350,000	80	$25,082,165	5.17
$350,000.01 to $400,000	3	$1,091,034	0.22
$400,000.01 to $450,000	2	$849,919	0.18
	3,102	$485,351,776	100.00

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
4.501 - 5.000	2	$397,227	0.08
5.001 - 5.500	18	$3,306,198	0.68
5.501 - 6.000	77	$14,411,972	2.97
6.001 - 6.500	216	$40,901,929	8.43
6.501 - 7.000	563	$101,882,041	20.99
7.001 - 7.500	599	$98,092,811	20.21
7.501 - 8.000	615	$94,771,994	19.53
8.001 - 8.500	390	$55,528,995	11.44
8.501 - 9.000	308	$42,519,776	8.76
9.001 - 9.500	129	$15,018,044	3.09

Group 1
(Conforming ARMs $485,351,776)

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
9.501 - 10.000	89	$10,249,829	2.11
10.001 - 10.500	46	$4,302,093	0.89
10.501 - 11.000	30	$2,539,625	0.52
11.001 - 11.500	10	$800,872	0.17
11.501 - 12.000	4	$225,005	0.05
12.001 - 12.500	4	$286,467	0.06
12.501 - 13.000	2	$116,898	0.02
	3,102	$485,351,776	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	3,102	$485,351,776	100.00
	3,102	$485,351,776	100.00

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	92	$9,766,685	2.01
50.01-55.00	44	$7,048,253	1.45
55.01-60.00	68	$9,261,271	1.91
60.01-65.00	105	$15,676,780	3.23
65.01-70.00	244	$35,073,066	7.23
70.01-75.00	358	$58,316,847	12.02
75.01-80.00	931	$144,226,517	29.72
80.01-85.00	427	$68,615,811	14.14
85.01-90.00	605	$100,681,675	20.74
90.01-95.00	213	$34,081,883	7.02
95.01-100.00	15	$2,602,988	0.54
	3,102	$485,351,776	100.00

Group 1
(Conforming ARMs $485,351,776)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	13	$1,380,792	0.28
AK	2	$312,000	0.06
AZ	63	$8,449,752	1.74
AR	6	$556,287	0.11
CA	992	$195,876,953	40.36
CO	72	$11,220,241	2.31
CT	29	$3,789,300	0.78
DE	8	$1,515,683	0.31
DC	3	$401,250	0.08
FL	211	$27,292,878	5.62
GA	13	$1,651,898	0.34
HI	6	$1,304,456	0.27
ID	10	$1,243,333	0.26
IL	115	$17,934,971	3.70
IN	52	$4,915,861	1.01
IA	14	$1,205,519	0.25
KS	27	$3,097,573	0.64
KY	25	$2,670,041	0.55
LA	41	$4,418,310	0.91
MD	65	$10,569,098	2.18
MA	89	$16,994,136	3.50
MI	181	$23,069,171	4.75
MN	57	$8,918,157	1.84
MS	13	$1,692,795	0.35
MO	86	$10,156,182	2.09
MT	6	$575,614	0.12
NE	8	$720,251	0.15
NV	36	$5,771,514	1.19
NH	10	$1,617,832	0.33
NJ	81	$13,621,127	2.81
NM	11	$1,840,419	0.38
NY	45	$6,989,323	1.44
NC	34	$4,229,525	0.87
OH	82	$9,423,299	1.94
OK	11	$1,220,746	0.25
OR	61	$8,724,196	1.80
PA	50	$6,635,190	1.37
RI	12	$1,561,501	0.32
SC	12	$1,500,655	0.31
SD	1	$79,561	0.02

Group 1
(Conforming ARMs $485,351,776)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
TN	58	$6,547,481	1.35
TX	134	$15,019,520	3.09
UT	47	$7,011,211	1.44
VT	2	$399,349	0.08
VA	67	$9,634,686	1.99
WA	100	$17,243,518	3.55
WV	2	$169,200	0.03
WI	35	$3,825,563	0.79
WY	4	$353,858	0.07
	3,102	$485,351,776	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
801 - 820	1	$315,096	0.06
781 - 800	9	$2,054,209	0.42
761 - 780	21	$3,324,514	0.68
741 - 760	27	$4,429,179	0.91
721 - 740	56	$9,174,699	1.89
701 - 720	62	$11,103,455	2.29
681 - 700	138	$22,932,709	4.72
661 - 680	164	$28,336,173	5.84
641 - 660	287	$46,277,986	9.53
621 - 640	389	$62,493,638	12.88
601 - 620	437	$71,390,445	14.71
581 - 600	409	$63,333,124	13.05
561 - 580	440	$66,007,216	13.60
541 - 560	337	$49,209,087	10.14
521 - 540	199	$28,171,334	5.80
501 - 520	119	$15,818,294	3.26
500 or Less	7	$980,616	0.20
	3,102	$485,351,776	100.00

Group 1
(Conforming ARMs $485,351,776)

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFR	2,488	$382,769,447	78.86
PUD	289	$49,600,863	10.22
CONDO	224	$34,325,407	7.07
2 FAM	66	$11,385,020	2.35
4 FAM	13	$2,796,335	0.58
3 FAM	13	$2,757,734	0.57
HI CONDO	8	$1,422,491	0.29
TOWN HM	1	$294,481	0.06
	3,102	$485,351,776	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	2,003	$314,761,609	64.85
PURCH	877	$139,433,517	28.73
REFI	222	$31,156,651	6.42
	3,102	$485,351,776	100.00

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	3,025	$474,151,942	97.69
NOO	72	$10,613,743	2.19
2ND HM	5	$586,092	0.12
	3,102	$485,351,776	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	2,221	$331,717,797	68.35
STATED	848	$147,213,129	30.33

Group 1
(Conforming ARMs $485,351,776)

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SIMPLE	33	$6,420,850	1.32
	3,102	$485,351,776	100.00

Gross Margin

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2.001 - 3.000	2	$336,362	0.07
3.001 - 4.000	3	$474,745	0.10
4.001 - 5.000	121	$21,616,207	4.45
5.001 - 6.000	952	$159,270,835	32.82
6.001 - 7.000	1,318	$206,727,782	42.59
7.001 - 8.000	587	$82,840,088	17.07
8.001 - 9.000	119	$14,085,756	2.90
	3,102	$485,351,776	100.00

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
06/03	1	$145,959	0.03
07/03	1	$148,351	0.03
08/03	1	$87,345	0.02
03/04	1	$321,873	0.07
05/04	1	$111,152	0.02
06/04	1	$112,540	0.02
07/04	1	$246,428	0.05
08/04	7	$1,103,346	0.23
09/04	139	$19,022,592	3.92
10/04	82	$13,703,087	2.82
11/04	156	$24,592,775	5.07
12/04	285	$44,922,218	9.26
01/05	441	$74,477,240	15.35
02/05	373	$60,545,090	12.47
03/05	12	$1,885,665	0.39
07/05	1	$153,012	0.03
09/05	7	$1,170,588	0.24

Group 1
(Conforming ARMs $485,351,776)

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
10/05	6	$798,899	0.16
11/05	115	$16,737,656	3.45
12/05	247	$39,236,541	8.08
01/06	236	$35,233,459	7.26
02/06	914	$139,816,554	28.81
03/06	69	$10,216,365	2.10
11/07	3	$453,107	0.09
12/07	2	$109,935	0.02
	3,102	$485,351,776	100.00

Range of Months to Roll

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0 - 6	3	$381,655	0.08
13 - 18	9	$1,625,346	0.33
19 - 24	1,490	$239,418,660	49.33
25 - 31	6	$1,214,142	0.25
32 - 37	1,589	$242,148,932	49.89
56 - 61	5	$563,042	0.12
	3,102	$485,351,776	100.00

Lifetime Rate Cap

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
10.501 - 11.000	3	$586,709	0.12
11.001 - 11.500	10	$1,490,710	0.31
11.501 - 12.000	41	$6,622,174	1.36
12.001 - 12.500	88	$16,917,258	3.49
12.501 - 13.000	176	$33,617,757	6.93
13.001 - 13.500	270	$48,657,998	10.03
13.501 - 14.000	561	$98,491,045	20.29
14.001 - 14.500	546	$87,513,868	18.03
14.501 - 15.000	539	$80,720,004	16.63

Group 1
(Conforming ARMs $485,351,776)

Lifetime Rate Cap

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
15.001 - 15.500	327	$45,318,790	9.34
15.501 - 16.000	261	$35,868,399	7.39
16.001 - 16.500	118	$13,609,956	2.80
16.501 - 17.000	82	$8,917,551	1.84
17.000 - 17.500	39	$3,607,030	0.74
17.501 - 18.000	23	$2,123,150	0.44
18.001 - 18.500	11	$899,780	0.19
18.501 - 19.000	3	$145,100	0.03
19.001 - 19.500	2	$127,600	0.03
19.501 - 20.000	2	$116,898	0.02
	3,102	$485,351,776	100.00

Initial Periodic Rate Cap

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	51	$7,292,013	1.50
1.500	2,086	$326,649,770	67.30
2.000	11	$1,685,941	0.35
3.000	948	$148,754,920	30.65
5.000	6	$969,132	0.20
	3,102	$485,351,776	100.00

Subsequent Periodic Rate Cap

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0.125	1	$263,781	0.05
1.000	863	$133,569,970	27.52
1.500	2,237	$351,311,576	72.38
2.000	1	$206,449	0.04
	3,102	$485,351,776	100.00

Group 1
(Conforming ARMs $485,351,776)

Lifetime Rate Floor

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	4	$629,305	0.13
5.001 - 6.000	185	$34,238,423	7.05
6.001 - 7.000	812	$147,857,068	30.46
7.001 - 8.000	1,154	$181,375,603	37.37
8.001 - 9.000	649	$90,159,958	18.58
9.001 - 10.000	208	$23,769,602	4.90
10.001 - 11.000	71	$6,005,586	1.24
11.001 - 12.000	13	$912,865	0.19
12.001 - 13.000	6	$403,365	0.08
	3,102	$485,351,776	100.00

Group 2
(Conforming Fixed $382,311,776)

Summary of Loans in Sample Calculation Pool (As of Sample Pool Calculation Date)		**Range**
Total Number of Loans	2,486	
Total Outstanding Loan Balance	$382,311,776	
Average Loan Balance	$153,786	$15,600 to $563,000
WA Mortgage Rate	7.578%	5.420% to 12.875%
Net WAC	6.094%	2.761% to 12.366%
WA Original Term (months)	344	120 to 360
WA Remaining Term (months)	343	115 to 360
WA LTV	77.06%	
WA FICO	616	
Percentage of Pool with Prepayment Penalties at Loan Orig	86.50%	
Percentage of Pool Secured by: 1st Liens	100.00%	
Percentage of Pool Secured by: 2nd Liens	0.00%	

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 46.14%	SFR: 82.71%	FULL DOC: 74.40%	RFCO: 82.84%	OOC: 97.93%	A: 70.87%	0: 13.50%
FL: 8.07%	PUD: 7.57%	STATED: 24.68%	REFI: 9.03%	NOO: 1.73%	A-: 14.22%	12: 4.37%
NY: 5.78%	CONDO: 4.69%	SIMPLE: 0.92%	PURCH: 8.12%	2ND: 0.34%	B: 7.98%	24: 3.95%
TX: 2.62%	2 FAM: 2.98%				C: 5.45%	36: 23.41%
MA: 2.29%	3 FAM: 1.16%				C-: 1.37%	60: 54.77%
					D: 0.11%	

Group 2
(Conforming Fixed $382,311,776)

Loan Programs

Loan Programs	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FIXED 10YR	3	$145,737	0.04
FIXED 15YR - CC	25	$3,245,833	0.85
FIXED 15YR	185	$21,201,233	5.55
FIXED 20YR	22	$2,827,066	0.74
FIXED 25YR	1	$148,744	0.04
FIXED 30YR - CC	395	$63,196,037	16.53
FIXED 30YR	1,793	$284,335,782	74.37
FIX30/15 BAL	62	$7,211,344	1.89
	2,486	$382,311,776	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.01 to $25,000	2	$38,962	0.01
$ 25,000.01 to $50,000	68	$2,826,322	0.74
$ 50,000.01 to $75,000	271	$17,480,975	4.57
$ 75,000.01 to $100,000	324	$28,648,545	7.49
$100,000.01 to $150,000	629	$78,384,960	20.50
$150,000.01 to $200,000	578	$100,634,446	26.32
$200,000.01 to $250,000	346	$77,309,137	20.22
$250,000.01 to $300,000	199	$54,087,442	14.15
$300,000.01 to $350,000	55	$17,193,208	4.50
$350,000.01 to $400,000	9	$3,385,379	0.89
$400,000.01 to $450,000	3	$1,289,400	0.34
$450,000.01 to $500,000	1	$470,000	0.12
$550,000.01 to $600,000	1	$563,000	0.15
	2,486	$382,311,776	100.00

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.001 - 5.500	3	$838,604	0.22
5.501 - 6.000	31	$5,423,738	1.42

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Group 2
(Conforming Fixed $382,311,776)

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6.001 - 6.500	152	$28,418,695	7.43
6.501 - 7.000	571	$102,282,925	26.75
7.001 - 7.500	392	$65,851,569	17.22
7.501 - 8.000	613	$96,595,262	25.27
8.001 - 8.500	245	$33,250,613	8.70
8.501 - 9.000	222	$25,795,407	6.75
9.001 - 9.500	105	$10,813,141	2.83
9.501 - 10.000	72	$6,993,092	1.83
10.001 - 10.500	28	$2,576,801	0.67
10.501 - 11.000	21	$1,534,466	0.40
11.001 - 11.500	14	$1,013,549	0.27
11.501 - 12.000	6	$310,091	0.08
12.001 - 12.500	10	$598,222	0.16
12.501 - 13.000	1	$15,600	0.00
	2,486	$382,311,776	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1 - 120	3	$145,737	0.04
121 - 180	272	$31,658,410	8.28
181 - 300	23	$2,975,809	0.78
301 - 360	2,188	$347,531,819	90.90
	2,486	$382,311,776	100.00

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	136	$14,361,804	3.76
50.01-55.00	62	$9,279,070	2.43
55.01-60.00	100	$15,435,974	4.04
60.01-65.00	145	$21,988,929	5.75
65.01-70.00	247	$39,672,100	10.38

Group 2
(Conforming Fixed $382,311,776)

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
70.01-75.00	334	$51,193,817	13.39
75.01-80.00	516	$83,092,052	21.73
80.01-85.00	303	$45,749,812	11.97
85.01-90.00	480	$76,623,807	20.04
90.01-95.00	149	$22,905,718	5.99
95.01-100.00	14	$2,008,692	0.53
	2,486	$382,311,776	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	30	$2,989,668	0.78
AZ	28	$3,178,168	0.83
AR	15	$1,395,629	0.37
CA	934	$176,384,935	46.14
CO	45	$7,214,476	1.89
CT	31	$4,799,368	1.26
DE	4	$324,198	0.08
DC	5	$1,104,750	0.29
FL	255	$30,853,977	8.07
GA	7	$746,579	0.20
HI	31	$7,393,212	1.93
ID	10	$1,298,394	0.34
IL	28	$4,275,333	1.12
IN	35	$2,946,998	0.77
IA	5	$303,998	0.08
KS	4	$335,411	0.09
KY	22	$2,173,433	0.57
LA	40	$3,999,463	1.05
ME	10	$1,301,827	0.34
MD	26	$4,171,111	1.09
MA	49	$8,747,925	2.29
MI	51	$6,049,361	1.58
MN	12	$1,757,970	0.46
MS	18	$1,904,487	0.50
MO	33	$3,511,861	0.92

Group 2
(Conforming Fixed $382,311,776)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
MT	3	$277,677	0.07
NE	5	$418,305	0.11
NV	30	$4,326,629	1.13
NH	17	$2,366,884	0.62
NJ	34	$5,832,437	1.53
NM	5	$504,277	0.13
NY	113	$22,098,315	5.78
NC	19	$2,095,287	0.55
OH	68	$7,149,550	1.87
OK	23	$2,485,120	0.65
OR	37	$5,202,795	1.36
PA	50	$6,289,310	1.65
RI	5	$841,249	0.22
SC	24	$2,678,373	0.70
SD	2	$148,053	0.04
TN	66	$6,598,097	1.73
TX	90	$10,028,317	2.62
UT	35	$5,348,353	1.40
VT	2	$305,100	0.08
VA	50	$7,246,793	1.90
WA	55	$8,506,637	2.23
WV	5	$343,663	0.09
WI	17	$1,792,133	0.47
WY	3	$265,890	0.07
	2,486	$382,311,776	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
781 - 800	5	$731,564	0.19
761 - 780	17	$3,061,397	0.80
741 - 760	12	$1,601,938	0.42
721 - 740	19	$3,093,322	0.81
701 - 720	51	$7,962,764	2.08
681 - 700	85	$14,776,270	3.86
661 - 680	178	$29,196,798	7.64

Group 2
(Conforming Fixed $382,311,776)

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
641 - 660	286	$43,275,144	11.32
621 - 640	390	$60,387,258	15.80
601 - 620	452	$72,543,114	18.97
581 - 600	400	$60,451,204	15.81
561 - 580	310	$46,068,486	12.05
541 - 560	150	$21,147,989	5.53
521 - 540	93	$13,102,634	3.43
501 - 520	35	$4,510,274	1.18
500 or Less	3	$401,619	0.11
	2,486	$382,311,776	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFR	2,086	$316,210,256	82.71
PUD	173	$28,939,828	7.57
CONDO	125	$17,927,889	4.69
2 FAM	67	$11,390,785	2.98
3 FAM	19	$4,443,614	1.16
4 FAM	12	$2,807,336	0.73
HI CONDO	4	$592,067	0.15
	2,486	$382,311,776	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	2,028	$316,725,207	82.84
REFI	244	$34,540,282	9.03
PURCH	214	$31,046,287	8.12
	2,486	$382,311,776	100.00

Group 2
(Conforming Fixed $382,311,776)

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	2,422	$374,391,631	97.93
NOO	56	$6,627,795	1.73
2ND HM	8	$1,292,350	0.34
	2,486	$382,311,776	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	1,896	$284,432,032	74.40
STATED	570	$94,354,745	24.68
SIMPLE	20	$3,525,000	0.92
	2,486	$382,311,776	100.00

Group 3
(Non-Conforming ARM and Fixed $200,112,758)

Summary of Loans in Sample Calculation Pool
(As of Sample Pool Calculation Date)

		Range		
Total Number of Loans	806			
Total Outstanding Loan Balance	$200,112,758			
Average Loan Balance	$248,279	$9,976	to	$874,247
WA Mortgage Rate	7.523%	5.250%	to	16.375%
Net WAC	5.904%	3.031%	to	15.866%
ARM Characteristics				
WA Gross Margin	6.550%	1.500%	to	11.125%
WA Months to First Roll	28	5	to	36
WA First Periodic Cap	2.019%	1.000%	to	3.000%
WA Subsequent Periodic Cap	1.345%	1.000%	to	1.500%
WA Lifetime Cap	14.256%	11.300%	to	20.125%
WA Lifetime Floor	7.435%	5.250%	to	13.125%
WA Original Term (months)	358	60	to	360
WA Remaining Term (months)	357	58	to	360
WA LTV	81.27%			
WA FICO	618			
Percentage of Pool with Prepayment Penalties at Loan Orig	86.09%			
Percentage of Pool Secured by: 1st Liens	99.34%			
Percentage of Pool Secured by: 2nd Liens	0.66%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 49.69%	SFR: 79.30%	FULL DOC: 70.85%	RFCO: 58.99%	OOC: 98.31%	A: 73.86%	0: 13.91%
FL: 5.29%	PUD: 14.29%	STATED: 28.19%	PURCH: 33.61%	NOO: 1.69%	A-: 12.82%	12: 2.72%
MI: 4.90%	CONDO: 3.42%	SIMPLE: 0.96%	REFI: 7.39%		B: 7.36%	24: 41.27%
WA: 3.66%	MANUF: 2.02%				C: 4.55%	30: 0.17%
GA: 2.93%	2 FAM: 0.63%				C-: 1.20%	36: 36.92%
					D: 0.20%	60: 5.01%

Group 3
(Non-Conforming ARM and Fixed $200,112,758)

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6MO LIBOR	3	$1,108,036	0.55
2/28 LIBOR	388	$91,886,155	45.92
3/27 LIBOR	309	$87,171,220	43.56
FIXED 8YR	1	$52,297	0.03
FIXED 15YR	4	$164,828	0.08
FIXED 20YR	1	$112,687	0.06
FIXED 30YR - CC	7	$1,712,479	0.86
FIXED 30YR	56	$16,180,116	8.09
FIXED 10YR - 2nd	3	$76,742	0.04
FIXED 15YR - 2nd	13	$342,071	0.17
FIXED 20YR - 2nd	2	$102,210	0.05
FIXED 30YR - 2nd	1	$74,733	0.04
FIX30/15 BAL	3	$413,229	0.21
FIX30/15 BAL - 2nd	14	$697,374	0.35
FIX30/5 BAL - 2nd	1	$18,580	0.01
	806	$200,112,758	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.01 to $25,000	13	$231,444	0.12
$ 25,000.01 to $50,000	35	$1,386,575	0.69
$ 50,000.01 to $75,000	76	$4,755,811	2.38
$ 75,000.01 to $100,000	78	$6,748,809	3.37
$100,000.01 to $150,000	127	$15,561,785	7.78
$150,000.01 to $200,000	63	$10,829,469	5.41
$200,000.01 to $250,000	26	$5,818,752	2.91
$250,000.01 to $300,000	18	$4,968,080	2.48
$300,000.01 to $350,000	98	$32,893,723	16.44
$350,000.01 to $400,000	136	$51,175,667	25.57
$400,000.01 to $450,000	57	$24,351,780	12.17
$450,000.01 to $500,000	51	$24,608,280	12.30
$500,000.01 to $550,000	12	$6,282,920	3.14
$550,000.01 to $600,000	5	$2,928,000	1.46
$600,000.01 to $650,000	4	$2,500,969	1.25
$650,000.01 to $700,000	3	$1,965,453	0.98
$700,000.01 to $750,000	2	$1,470,992	0.74
$750,000.01 to $800,000	1	$760,000	0.38

Group 3
(Non-Conforming ARM and Fixed $200,112,758)

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$850,000.01 to $900,000	1	$874,247	0.44
	806	$200,112,758	100.00

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.001 - 5.500	5	$1,417,478	0.71
5.501 - 6.000	22	$7,622,539	3.81
6.001 - 6.500	68	$26,316,346	13.15
6.501 - 7.000	142	$49,590,888	24.78
7.001 - 7.500	125	$39,341,251	19.66
7.501 - 8.000	94	$24,258,938	12.12
8.001 - 8.500	79	$17,252,169	8.62
8.501 - 9.000	77	$14,965,149	7.48
9.001 - 9.500	60	$7,793,515	3.89
9.501 - 10.000	57	$6,061,932	3.03
10.001 - 10.500	26	$2,554,007	1.28
10.501 - 11.000	12	$1,047,700	0.52
11.001 - 11.500	7	$428,327	0.21
11.501 - 12.000	14	$762,052	0.38
12.001 - 12.500	5	$275,542	0.14
12.501 - 13.000	3	$134,620	0.07
13.001 - 13.500	3	$116,350	0.06
13.501 - 14.000	1	$20,855	0.01
14.001 - 14.500	2	$30,990	0.02
14.501 - 15.000	2	$76,500	0.04
15.001 - 15.500	1	$17,199	0.01
16.001 - 16.500	1	$28,111	0.01
	806	$200,112,758	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1 - 120	5	$147,619	0.07
121 - 180	34	$1,617,502	0.81

Group 3
(Non-Conforming ARM and Fixed $200,112,758)

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
181 - 300	3	$214,897	0.11
301 - 360	764	$198,132,740	99.01
	806	$200,112,758	100.00

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	15	$4,387,112	2.19
50.01-55.00	8	$2,272,762	1.14
55.01-60.00	12	$4,775,173	2.39
60.01-65.00	27	$5,894,016	2.95
65.01-70.00	41	$13,642,803	6.82
70.01-75.00	72	$21,932,135	10.96
75.01-80.00	221	$53,386,933	26.68
80.01-85.00	108	$30,742,208	15.36
85.01-90.00	105	$32,619,195	16.30
90.01-95.00	26	$6,756,540	3.38
95.01-100.00	171	$23,703,881	11.85
	806	$200,112,758	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	4	$521,773	0.26
AZ	13	$1,751,211	0.88
AR	5	$581,098	0.29
CA	282	$99,444,290	49.69
CO	18	$4,901,856	2.45
CT	6	$2,148,481	1.07
DE	1	$170,218	0.09
FL	57	$10,593,468	5.29
GA	21	$5,862,650	2.93
HI	1	$512,881	0.26
ID	3	$1,049,770	0.52
IL	28	$5,418,073	2.71

Group 3
(Non-Conforming ARM and Fixed $200,112,758)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
IN	11	$1,118,957	0.56
IA	2	$86,225	0.04
KS	5	$1,149,859	0.57
KY	5	$769,217	0.38
LA	9	$1,313,437	0.66
MD	13	$3,577,491	1.79
MA	11	$3,212,178	1.61
MI	52	$9,796,847	4.90
MN	11	$2,509,746	1.25
MS	7	$888,730	0.44
MO	20	$3,303,471	1.65
MT	2	$526,900	0.26
NE	1	$81,227	0.04
NV	4	$535,886	0.27
NH	3	$1,088,229	0.54
NJ	10	$2,676,792	1.34
NM	2	$248,203	0.12
NY	8	$2,137,267	1.07
NC	14	$2,583,258	1.29
ND	1	$55,806	0.03
OH	22	$3,579,826	1.79
OK	4	$299,471	0.15
OR	6	$1,103,075	0.55
PA	7	$809,741	0.40
RI	3	$800,304	0.40
SC	10	$1,040,715	0.52
TN	16	$1,430,731	0.71
TX	30	$4,801,617	2.40
UT	12	$2,584,718	1.29
VT	1	$119,000	0.06
VA	17	$3,513,401	1.76
WA	33	$7,326,061	3.66
WV	2	$112,826	0.06
WI	13	$1,975,774	0.99
	806	$200,112,758	100.00

Group 3
(Non-Conforming ARM and Fixed $200,112,758)

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
781 - 800	1	$340,000	0.17
761 - 780	5	$1,449,643	0.72
741 - 760	2	$716,947	0.36
721 - 740	7	$2,418,060	1.21
701 - 720	14	$4,888,783	2.44
681 - 700	29	$8,717,216	4.36
661 - 680	61	$13,801,185	6.90
641 - 660	107	$25,170,657	12.58
621 - 640	149	$36,334,129	18.16
601 - 620	138	$36,843,868	18.41
581 - 600	122	$28,692,228	14.34
561 - 580	76	$19,706,140	9.85
541 - 560	48	$11,952,908	5.97
521 - 540	33	$7,258,232	3.63
501 - 520	10	$1,452,967	0.73
NOT SCORED	4	$369,795	0.18
	806	$200,112,758	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFR	617	$158,693,683	79.30
PUD	101	$28,589,814	14.29
CONDO	30	$6,833,879	3.42
MANUF	49	$4,044,147	2.02
2 FAM	7	$1,262,967	0.63
HI CONDO	2	$688,269	0.34
	806	$200,112,758	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	407	$118,051,701	58.99
PURCH	322	$67,264,280	33.61

Group 3
(Non-Conforming ARM and Fixed $200,112,758)

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
REFI	77	$14,796,777	7.39
	806	$200,112,758	100.00

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	793	$196,725,361	98.31
NOO	13	$3,387,397	1.69
	806	$200,112,758	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	619	$141,773,912	70.85
STATED	181	$56,420,789	28.19
SIMPLE	6	$1,918,056	0.96
	806	$200,112,758	100.00

Gross Margin
(Excludes 106 Fixed Rate Mortgages)

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.001 - 2.000	2	$586,653	0.33
2.001 - 3.000	2	$749,646	0.42
3.001 - 4.000	1	$379,564	0.21
4.001 - 5.000	18	$6,682,949	3.71
5.001 - 6.000	206	$64,754,029	35.94
6.001 - 7.000	205	$61,427,906	34.10
7.001 - 8.000	135	$29,666,377	16.47
8.001 - 9.000	65	$8,953,055	4.97
9.001 - 10.000	51	$5,498,662	3.05
10.001 - 11.000	14	$1,388,270	0.77

Group 3
(Non-Conforming ARM and Fixed $200,112,758)

Gross Margin
(Excludes 106 Fixed Rate Mortgages)

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
11.001 - 12.000	1	$78,300	0.04
	700	$180,165,412	100.00

Next Rate Adjustment Date
(Excludes 106 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
07/03	3	$1,108,036	0.62
03/04	1	$106,205	0.06
04/04	1	$111,732	0.06
06/04	2	$193,765	0.11
07/04	7	$793,671	0.44
08/04	9	$1,792,627	0.99
09/04	70	$9,953,324	5.52
10/04	23	$4,215,159	2.34
11/04	50	$12,097,899	6.71
12/04	62	$15,147,035	8.41
01/05	90	$25,879,131	14.36
02/05	66	$19,848,896	11.02
03/05	8	$1,806,860	1.00
08/05	1	$100,506	0.06
09/05	4	$707,960	0.39
10/05	2	$549,408	0.30
11/05	28	$7,775,648	4.32
12/05	21	$3,495,383	1.94
01/06	50	$15,866,263	8.81
02/06	182	$53,893,153	29.91
03/06	20	$4,722,750	2.62
	700	$180,165,412	100.00

Range of Months to Roll
(Excludes 106 Fixed Rate Mortgages)

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0 - 6	3	$1,108,036	0.62

Group 3
(Non-Conforming ARM and Fixed $200,112,758)

Range of Months to Roll
(Excludes 106 Fixed Rate Mortgages)

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
13 - 18	17	$2,201,572	1.22
19 - 24	372	$89,744,733	49.81
25 - 31	1	$100,506	0.06
32 - 37	307	$87,010,565	48.29
	700	$180,165,412	100.00

Lifetime Rate Cap
(Excludes 106 Fixed Rate Mortgages)

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
11.001 - 11.500	4	$943,673	0.52
11.501 - 12.000	8	$1,924,314	1.07
12.001 - 12.500	16	$4,278,627	2.37
12.501 - 13.000	51	$15,032,679	8.34
13.001 - 13.500	87	$30,133,100	16.73
13.501 - 14.000	114	$38,360,792	21.29
14.001 - 14.500	106	$31,035,447	17.23
14.501 - 15.000	76	$18,920,791	10.50
15.001 - 15.500	66	$14,204,864	7.88
15.501 - 16.000	66	$12,947,309	7.19
16.001 - 16.500	44	$5,948,185	3.30
16.501 - 17.000	31	$3,585,909	1.99
17.000 - 17.500	17	$1,585,377	0.88
17.501 - 18.000	4	$436,937	0.24
18.001 - 18.500	2	$209,291	0.12
18.501 - 19.000	4	$354,744	0.20
19.001 - 19.500	2	$161,973	0.09
19.501 - 20.000	1	$44,250	0.02
20.001+	1	$57,150	0.03
	700	$180,165,412	100.00

Group 3
(Non-Conforming ARM and Fixed $200,112,758)

Initial Periodic Rate Cap
(Excludes 106 Fixed Rate Mortgages)

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	7	$1,730,847	0.96
1.500	370	$115,532,205	64.13
3.000	323	$62,902,360	34.91
	700	$180,165,412	100.00

Subsequent Periodic Rate Cap
(Excludes 106 Fixed Rate Mortgages)

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	305	$55,998,180	31.08
1.500	395	$124,167,231	68.92
	700	$180,165,412	100.00

Lifetime Rate Floor
(Excludes 106 Fixed Rate Mortgages)

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.001 - 6.000	42	$15,042,761	8.35
6.001 - 7.000	180	$64,432,793	35.76
7.001 - 8.000	194	$56,335,189	31.27
8.001 - 9.000	[illegible]	$28,348,827	15.73
9.001 - 10.000	100	$12,145,007	6.74
10.001 - 11.000	30	$3,009,631	1.67
11.001 - 12.000	7	$637,803	0.35
12.001 - 13.000	2	$156,250	0.09
13.001 - 14.000	1	$57,150	0.03
	700	$180,165,412	100.00

Group 4
(Non-Conforming Fixed $92,221,476)

Summary of Loans in Sample Calculation Pool (As of Sample Pool Calculation Date)		**Range**
Total Number of Loans	453	
Total Outstanding Loan Balance	$92,221,476	
Average Loan Balance	$203,579	$10,447 to $699,425
WA Mortgage Rate	7.568%	5.390% to 16.625%
Net WAC	6.116%	3.731% to 16.116%
WA Original Term (months)	335	120 to 360
WA Remaining Term (months)	334	118 to 360
WA LTV	76.88%	
WA FICO	635	
Percentage of Pool with Prepayment Penalties at Loan Orig	85.25%	
Percentage of Pool Secured by: 1st Liens	92.84%	
Percentage of Pool Secured by: 2nd Liens	7.16%	

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 59.84%	SFR: 76.87%	FULL DOC: 72.29%	RFCO: 66.92%	OOC: 98.78%	A: 82.87%	0: 14.75%
NY: 4.08%	PUD: 15.66%	STATED: 26.16%	PURCH: 18.10%	NOO: 0.83%	A-: 7.11%	12: 4.44%
FL: 3.41%	CONDO: 3.08%	SIMPLE: 1.55%	REFI: 14.98%	2ND: 0.39%	B: 4.52%	13: 0.06%
TX: 3.20%	MANUF: 2.35%				C: 2.89%	24: 11.21%
WA: 2.92%	2 FAM: 1.70%				C-: 1.86%	36: 19.80%
					D: 0.74%	60: 49.74%

Group 4
(Non-Conforming Fixed $92,221,476)

Loan Programs

Loan Programs	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FIXED 10YR	1	$35,604	0.04
FIXED 15YR - CC	3	$144,236	0.16
FIXED 15YR	15	$3,966,443	4.30
FIXED 25YR	1	$364,948	0.40
FIXED 30YR - CC	35	$10,658,015	11.56
FIXED 30YR	216	$68,508,402	74.29
FIXED 10YR - 2nd	8	$212,452	0.23
FIXED 15YR - 2nd	71	$2,344,574	2.54
FIXED 20YR - 2nd	2	$101,436	0.11
FIX30/15 BAL	7	$1,944,937	2.11
FIX30/15 BAL - 2nd	94	$3,940,428	4.27
	453	$92,221,476	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.01 to $25,000	51	$958,421	1.04
$ 25,000.01 to $50,000	99	$3,455,199	3.75
$ 50,000.01 to $75,000	60	$3,680,732	3.99
$ 75,000.01 to $100,000	23	$2,024,291	2.20
$100,000.01 to $150,000	21	$2,580,487	2.80
$150,000.01 to $200,000	9	$1,455,002	1.58
$200,000.01 to $250,000	2	$452,009	0.49
$250,000.01 to $300,000	2	$574,193	0.62
$300,000.01 to $350,000	41	$13,7[illegible]	14.90
$350,000.01 to $400,000	64	$23,907,580	25.92
$400,000.01 to $450,000	26	$11,068,406	12.00
$450,000.01 to $500,000	36	$17,374,396	18.84
$500,000.01 to $550,000	8	$4,208,766	4.56
$550,000.01 to $600,000	6	$3,450,477	3.74
$600,000.01 to $650,000	3	$1,892,577	2.05
$650,000.01 to $700,000	2	$1,395,425	1.51
	453	$92,221,476	100.00

Group 4
(Non-Conforming Fixed $92,221,476)

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.001 - 5.500	1	$535,398	0.58
5.501 - 6.000	11	$4,600,052	4.99
6.001 - 6.500	30	$12,520,276	13.58
6.501 - 7.000	74	$28,515,251	30.92
7.001 - 7.500	38	$13,233,863	14.35
7.501 - 8.000	44	$15,796,465	17.13
8.001 - 8.500	16	$3,375,040	3.66
8.501 - 9.000	17	$2,216,593	2.40
9.001 - 9.500	16	$1,766,359	1.92
9.501 - 10.000	41	$2,854,532	3.10
10.001 - 10.500	16	$1,145,980	1.24
10.501 - 11.000	30	$1,464,905	1.59
11.001 - 11.500	25	$1,048,991	1.14
11.501 - 12.000	49	$1,893,983	2.05
12.001 - 12.500	10	$221,409	0.24
12.501 - 13.000	11	$294,803	0.32
13.001 - 13.500	2	$60,200	0.07
13.501 - 14.000	9	$302,472	0.33
14.001 - 14.500	7	$206,249	0.22
14.501 - 15.000	3	$96,740	0.10
15.001 - 15.500	2	$40,165	0.04
16.501 - 17.000	1	$31,747	0.03
	453	$92,221,476	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1 - 120	9	$248,056	0.27
121 - 180	190	$12,340,618	13.38
181 - 300	3	$466,385	0.51
301 - 360	251	$79,166,416	85.84
	453	$92,221,476	100.00

Group 4
(Non-Conforming Fixed $92,221,476)

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	22	$6,558,451	7.11
50.01-55.00	6	$1,366,842	1.48
55.01-60.00	11	$2,537,754	2.75
60.01-65.00	20	$6,514,698	7.06
65.01-70.00	35	$9,915,997	10.75
70.01-75.00	34	$9,898,137	10.73
75.01-80.00	69	$21,533,675	23.35
80.01-85.00	38	$10,206,976	11.07
85.01-90.00	45	$9,783,932	10.61
90.01-95.00	23	$4,614,821	5.00
95.01-100.00	150	$9,290,194	10.07
	453	$92,221,476	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	[illegible]	$88,300	0.10
AZ	2	$60,530	0.07
AR	3	$173,476	0.19
CA	191	$55,186,496	59.84
CO	13	$2,375,174	2.58
CT	3	$459,177	0.50
FL	30	$3,141,586	3.41
GA	7	$401,671	0.44
HI	3	$655,759	0.71
ID	1	$78,904	0.09
IL	5	$1,308,152	1.42
IN	7	$542,120	0.59
IA	3	$110,373	0.12
KY	1	$15,729	0.02
LA	9	$1,520,652	1.65
ME	1	$90,970	0.10
MD	4	$201,528	0.22
MA	10	$2,453,781	2.66
MI	9	$1,334,019	1.45
MN	1	$475,805	0.52

Group 4
(Non-Conforming Fixed $92,221,476)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
MS	1	$87,766	0.10
MO	12	$902,197	0.98
NV	8	$305,058	0.33
NH	2	$395,700	0.43
NJ	5	$751,759	0.82
NM	4	$1,000,209	1.08
NY	10	$3,759,210	4.08
NC	3	$241,600	0.26
OH	9	$846,489	0.92
OK	3	$447,615	0.49
OR	9	$615,606	0.67
PA	6	$1,323,752	1.44
SC	8	$628,318	0.68
TN	8	$900,613	0.98
TX	17	$2,954,999	3.20
UT	6	$1,126,738	1.22
VA	15	$2,138,887	2.32
WA	18	$2,693,402	2.92
WV	1	$359,690	0.39
WI	2	$43,[illegible]	[illegible]
WY	1	$24,372	0.03
	453	$92,221,476	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
801 - 820	1	$329,390	0.36
781 - 800	2	$561,846	0.61
761 - 780	6	$1,396,042	1.51
741 - 760	4	$907,337	0.98
721 - 740	15	$2,551,629	2.77
701 - 720	19	$3,327,492	3.61
681 - 700	27	$6,648,261	7.21
661 - 680	36	$8,501,472	9.22
641 - 660	70	$12,384,447	13.43
621 - 640	98	$18,114,716	19.64

Group 4
(Non-Conforming Fixed $92,221,476)

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
601 - 620	82	$16,065,349	17.42
581 - 600	40	$9,706,169	10.52
561 - 580	25	$6,418,360	6.96
541 - 560	13	$2,659,967	2.88
521 - 540	11	$1,520,537	1.65
501 - 520	3	$818,669	0.89
NOT SCORED	1	$309,792	0.34
	453	$92,221,476	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFR	326	$70,890,950	76.87
PUD	72	$14,440,389	15.66
CONDO	21	$2,843,276	3.08
MANUF	29	$2,164,743	2.35
2 FAM	4	[illegible]	[illegible]
HI CONDO	1	$309,792	0.34
	453	$92,221,476	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	238	$61,714,230	66.92
PURCH	165	$16,692,126	18.10
REFI	50	$13,815,120	14.98
	453	$92,221,476	100.00

Group 4
(Non-Conforming Fixed $92,221,476)

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	447	$91,095,829	98.78
NOO	5	$765,956	0.83
2ND HM	1	$359,690	0.39
	453	$92,221,476	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	376	$66,663,985	72.29
STATED	72	$24,127,840	26.16
SIMPLE	5	$1,429,650	1.55
	453	$92,221,476	100.00